Exhibit 99.3

Blue Lion Capital

November 29, 2017

Mr. Mark Mason
HomeStreet, Inc.
601 Union St., Suite 2000
Seattle, WA  98101

Dear Mark,

I am writing to inform you that I accept the invitation to speak at the next regularly scheduled meeting of your Board of Directors on December 21, 2017.  I will be joined by my colleague Justin Hughes.  We will gladly share any presentation materials we intend to use at the meeting with the Board within seven days of the meeting. We would appreciate a similar courtesy that your materials be shared with us in advance of the meeting.

The letters sent to me and shareholders that were filed with the SEC did not address my offer to join your Board of Directors.  In light of this, we intend to prepare our formal notice of intent to nominate.

Thank you very much for your time.  Please provide a copy of this letter to each member of the Board as soon as practical.  We look forward to continuing our dialogue with you and the Board in an effort to work together on behalf of the Company and its shareholders.

Sincerely,

Charles W. Griege, Jr.
Managing Partner
Blue Lion Capital

8115 Preston Road, Suite 550 – Dallas, TX 75225 Tel (214) 855-2430 Fax (214) 855-2431